October 23, 2014

Via EDGAR and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Attention:	John Reynolds James Lopez Ruairi Regan Joanna Lam Tia Jenkins

Re:	Fuse Medical, Inc. Current Reports on Form 8-K/A Filed August 29, 2014 File No. 000-10093

Ladies and Gentlemen:

On behalf of Fuse Medical, Inc. (the "Company," "we," "our" or "us"), we are further responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the Staff's letter dated September 11, 2014 (the "Letter") and pursuant to follow-up conversations between the Staff and our outside legal counsel. We are filing a revised Form 8-K/A (the "Form 8-K/A") with the Commission concurrently with this Letter.

For convenience, each of the Staff's comments is set forth below, followed by the Company's corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter.

Overview, page 6

1.
We note your revised disclosure in response to comment 3 that you plan to file the agreement with Texas AmBioMed, LLC with your next periodic report and plan to seek confidential treatment of certain terms of that agreement. Please note that you will need to file the agreement and resolve any comments on your confidential treatment request before we may complete our review of your Form 8-K.

Response: The Company has filed this request and we received approval for confidential treatment from the Commission on October 21, 2014.

2.
We reissue prior comment 4, in part. Please describe clearly the material, definitive effects of the relevant regulations upon your business. We note, in this regard, the revised disclosure on page 14 regarding “derivative requirements applicable to the manufacturers” and the fact that you “may” be required to obtain state licensure or certifications or be subject to inspections. It is unclear what derivative requirements apply to you and why you are not able to state definitively that you are subject to licensure and other requirements.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Form 8-K/A. The Company has deleted the language referenced in the comment as the Company does not believe any possible derivative requirements or possible state licensure or certification requirements are material at this time.  The Company will continue to evaluate its disclosure and update it appropriately.

Item 3.02, page 38

3.
We reissue prior comment 8. Please provide all information required by Item 701 of Regulation S-K for each issuance reportable under this section. For example, it is unclear if you relied on Regulation D of the 1933 Act in connection with identifying investors as accredited. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Form 8-K/A.

Liquidity and Capital Resources, page 25

4.
We note your revised disclosure in response to prior comment 6 and reissue the comment. Your revised disclosure should address whether you have sufficient capital to sustain current operations for the next 12 months without assuming access to additional capital.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Form 8-K/A.

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In connection with the responses above, the Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to the Company's outside counsel, Travis Leach of Ballard Spahr LLP at (602) 798-5444, or the undersigned at (817) 887-1730.

Sincerely,

/s/ D. Alan Meeker
D. Alan Meeker
Chief Executive Officer